SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                         01 July 2004


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  21st Century Network announcement released on 09 June 2004

             2.  21st Century Network Trials announcement released on 09 June
                 2004

             3.  Annual Report and Accounts announcement released on 09 June
                 2004

             4.  Transaction in Own Shares announcement released on 10 June 2004

             5.  Director Shareholding announcement released on 14 June 2004

             6.  Response to Ofcom review announcement released on 22 June 2004

             7.  Transaction in Own Shares announcement released on 22 June 2004

             8.  Transaction in Own Shares announcement released on 23 June 2004

             9.  Director Shareholding announcement released on 25 June 2004

             10. Director Shareholding announcement released on 25 June 2004

             11. Director Shareholding announcement released on 25 June 2004

             12. Director Shareholding announcement released on 25 June 2004

             13. Director Shareholding announcement released on 25 June 2004

             14. Transaction in Own Shares announcement released on 25 June 2004

             15. Director Shareholding announcement released on 28 June 2004

             16. Director Shareholding announcement released on 29 June 2004

             17. Broadband price cuts announcement released on 30 June 2004

             18. Broadband rollout announcement released on 30 June 2004

Enclosure 1.

NR0444                                         June 9, 2004


                 BT ANNOUNCES NETWORK TRANSFORMATION TIMETABLE


  - Mass migration of customers from PSTN to IP based network to begin in 2006


  - Majority of customers' PSTN services on IP network by 2008


  - Trials of voice services on IP network and fibre to the premises announced

  - Increase in customer choice, control and service flexibility


BT today set out the timetable for the transformation of its UK networks. It announced a five year programme to underpin the next generation of converged, multimedia communications services. Mass migration of customers onto the new network will begin in 2006 with the majority due to be completed in 2008.

BT's 21st century network (21CN) programme will create the enabling infrastructure for the growth of BT and the UK telecommunications industry. It is set to completely transform BT's networks, delivering increased customer choice and control.

BT Wholesale chief executive Paul Reynolds said: "The 21CN programme will deliver our vision of a converged, multimedia world where our customers can access any communications service from any device, anywhere - and at broadband speed.

"21CN will drive a radical simplification of BT's operations including significantly lower costs and the capability to launch new services to market faster than we can today. It will empower all our customers, giving them control, choice and flexibility like never before."

The major elements of BT Group's overall strategy including ICT, mobility, broadband, netcentricity and portfolio transformation are underpinned by the 21CN initiative.

Over the next five years 21CN will transform BT's business and its cost base, removing duplication across the current multiple service specific networks and creating a single multi-service network. Total capital spend on the 21CN transformation will be within the previously announced BT capital expenditure envelope of GBP3 billion per annum. From this year about two thirds of the annual spend is directed to 21CN and other new and intermediate technologies and this proportion is expected to increase. That investment in future infrastructure will enable BT to deliver growing cash savings which are expected to amount to GBP1 billion per annum by 2008/9.

An early deliverable of this transformation is the first phase of the migration of services from the existing UK public switched telephone network (PSTN) to a multi-service internet protocol (IP) based network which will carry both voice and data services.* As a precursor to large scale migration of voice and other PSTN based services from 2006, the first stage will involve the bypass of the core PSTN network link between two major network nodes at Cambridge and Woolwich. An extension is planned later to Faraday exchange in London.

An initial 1,000 customers served by local exchanges connected to Cambridge and Woolwich will trial end to end voice and data services over the core IP network link.

Paul Reynolds said: "Today the 21CN vision starts to become reality. This is among the most important and ambitious infrastructure transformation programmes in communications anywhere in the world and will put Britain at the forefront of communications innovation.

"But 21CN is more than a next generation network. It's about providing and supporting the next generation of services for all our customers; it's about supporting and generating revenues and profits for shareholders, and it's about supporting and delivering for the communications industry and the economy as a whole."

In addition to making broadband available from exchanges serving

99.6 per cent of people by summer 2005, BT is aiming to have broadband dialtone available to most of its customers in the UK in five years time. Customers will be in control of their own services and will immediately be able to switch the line to broadband use themselves without requiring physical work at the exchange, whatever device they use to access the broadband network.

BT also today announced trials to test the technical and commercial issues associated with the possible deployment of fibre optic cable in the UK local access network. These limited trials are looking particularly at the economics associated with providing services to new build and greenfield site developments.*

BT is today formally launching the procurement process to select long term suppliers, which may not necessarily be those involved in the trials and early implementation stages. Contracts for the main rollout phases will be awarded following a formal competitive tendering process which will be concluded by the end of 2004.

Note to editors:

* For details of the trial migration of voice services onto an IP based network and the fibre to the premises trial see BT news release NR0445 issued today June 9, 2004.

Photographs of Paul Reynolds, BT Wholesale chief executive, and 21st Century Networks related images are available via BT's picture library hosted by Vismedia at www.vismedia.co.uk

A live webcast of BT's press conference will be available at 10.30am British Summer Time June 9, 2004, at www.btplc.com/presentation.

                 ---------------------------------------------


Inquiries about this news release should be made to the BT Group Newsroom on its
 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre



Forward-looking statements - caution advised

Certain statements in this press release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: transformation of BT's networks and cost base; benefits to customers of the 21CN programme; anticipated capital spend on 21CN transformation and expected cash savings; timescales for delivery of 21CN; and delivery of instantly available broadband.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic and financial markets conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas; technological innovations; developments in the convergence of technologies; and the anticipated benefits and advantages of new technologies, products and services, including broadband, not being realised. BT undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.



About BT

BT Group plc is the listed holding company for an integrated group of businesses providing voice and data services in the UK and overseas, particularly in Europe, but also in the Americas and the Asia Pacific region. British Telecommunications plc, a wholly-owned subsidiary of BT Group plc, holds virtually all businesses and assets of the BT group.

BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.

  - BT consists principally of three lines of business:BT Retail, serving businesses and residential customers and including BT Openworld, one of the UK's leading ISPs.

  - BT Wholesale, providing network services and solutions within the UK, including ADSL, conveyance, transit, bulk delivery of private circuits, frame relay and ISDN connections.

  - BT Global Services, BT's managed services and solutions provider, serving multi-site organisations worldwide. Its core target market is the top 10,000 global multi-site organisations with European operations.

There are a number of other businesses within the BT group, including BT Exact, an internationally renowned centre of excellence in IT and networking technologies. It is also BT's technology and research and development business.

In the year ended 31 March 2004, BT's turnover was GBP18,519million with profit before goodwill amortisation, exceptional items and taxation of GBP2,016million.

For more information, visit www.bt.com

Enclosure 2.

NR0445                                                              June 9, 2004



       BT TO SWITCH VOICE CALLS TO IP AS 21ST CENTURY NETWORK TAKES SHAPE

  First 1,000 customers to trial high quality voice services on new IP network link

        BT to trial limited wider use of optical fibre in access network



BT's transformation of its network to deliver the next generation of communications services took a step forward today with the announcement of a pilot for the switch-over of voice calls to an end to end IP (Internet Protocol) based network.

BT also announced trials of niche deployments of fibre to the premises, aimed at testing the technical and commercial issues involved.

BT Wholesale chief executive Paul Reynolds said: "We've been talking about our vision for our 21st century network and today marks the start of the transition from planning stage to physical implementation.

"The 21CN programme will deliver today's services at better cost by removing duplication in our networks and underpin the delivery of services customers will want in the future. For customers, the end result will be a complete experience
- one based on convenience and ease of use of all communications services including mobility, video, data services and voice."

As a precursor to large scale migration of voice and other PSTN based services from 2006, the first stage in the migration pilot will involve the bypass of the core PSTN network link between two major network nodes at Cambridge and Woolwich. An extension is planned later to Faraday exchange in London.

From October 2004, BT will divert voice calls between these network nodes to the 21CN specific IP network. Calls will be carried using IP packet technology rather than the circuit switched technology used on PSTN. The switch-over will be seamless from the customer's perspective and service quality will be the same or better than on PSTN.

The next stage of this pilot involves the installation of new equipment at 18 exchanges in South East London, Kent and East Anglia - which are connected to the network nodes in Cambridge and Woolwich. This equipment, known as multi service access nodes (MSANs), will carry voice and data services onto the core IP based network, initially for 1,000 customers by January 2005.

Paul Reynolds added: "We want to be absolutely clear that using IP technology in our network for our premium quality voice services is a gulf apart from the new budget voice over the internet services being launched almost daily by a wide range of providers.

"We believe we can provide these services over IP at the same or better than the high standards of quality and reliability people expect from the PSTN today. These calls are not going over the internet. They will be carried on our dedicated high capacity IP networks which also carry data and broadband services.

"Adopting IP as the common transport method is both cost efficient and facilitates technology, systems, product and service convergence. BT's vision is that voice will be one of many applications run over an IP network in our 21st century network world."


BT today also announced 21CN programme fibre to the premises trials at Martlesham Heath, Suffolk; at Kents Hill, the Bolbeck Park and Walnut Tree developments in Milton Keynes; and at the Waterfront Studios business centre, at Silvertown in London's Docklands.

The trials will provide telephone and broadband services over fibre for up to 1,500 homes and businesses. The first trialists will have their fibre lines installed and working in October 2004 and the trial will run until September 2005.

Paul Reynolds said: "As part of our 21CN programme, BT is looking at the potential that fibre in the access network can deliver for our customers and the investment and operational requirements that go with it. If the commercial case is proved, we could begin to consider the role that fibre may have further out in the network in the future.

"We expect the real benefits of this trial to be in informing our thinking on the relative costs and benefits of deploying fibre, rather than copper, to homes and businesses in green-field sites or new-build developments."

BT's 21CN programme aims to migrate the company's existing multiple, service specific networks to a single converged multi-service IP based network. It includes work towards increasing the bandwidth of services provided over the copper access network as well as the trials of fibre deployment.

Paul Reynolds added: "At this stage we don't envisage a widespread deployment of fibre to the premises or the cabinet in the near or medium term. While we believe the use of fibre can help deliver better operating costs in terms of maintenance, we need to balance this against the cost of installation and systems developments. These trials will help to shape our thinking and help us make strategic investment decisions."

Note to editors:

Photographs of Paul Reynolds, BT Wholesale chief executive, and 21st Century Networks related images are available via BT's picture library hosted by Vismedia at www.vismedia.co.uk

PSTN to IP transformation trial

The initial customers to use IP based networks for end-to-end services previously carried on the PSTN will largely be BT employees in the exchange areas below. The deployment to these trialists will provide valuable information about the technicalities and practicalities of the future large-scale migration of services. The pilot will be extended to 3,000 customers in June 2005 prior to large-scale migration in 2006.

Exchange                    County                 RDA

ADDISCOMBE                  Greater London         London
BELSTEAD                    Suffolk                East of England
BEXLEYHEATH                 Greater London         London
BROMLEY                     Greater London         London
CATFORD                     Greater London         London
CHERRY HINTON               Cambridgeshire         East of England
CRAYFORD                    Greater London         London
DARTFORD                    Kent                   South East
ELTHAM                      Greater London         London
FELIXSTOWE                  Suffolk                East of England
GROVE PARK                  Greater London         London
IPSWICH TOWN                Suffolk                East of England
KESGRAVE                    Suffolk                East of England
ORPINGTON                   Greater London         London
SIDCUP                      Greater London         London
WHITTON                     Suffolk                East of England
WOODBRIDGE                  Suffolk                East of England
WOOLWICH                    Greater London         London

BT has selected the following companies to support the PSTN to IP pilot:


        - Marconi is supplying core network Softswitches and multi-service access nodes (MSANs) for voice services.

        -     Alcatel is providing IP ethernet switching equipment.

        - Siemens is supplying metro media gateways and Juniper core and edge routers.

Fibre to the premises trial

The fibre to the premise trial will involve the installation of new fibre optic cables between a BT exchange and the property of those taking part. Telephone and broadband services provided will be on a second line in parallel to services currently provided over the BT network. Optical network units at the exchanges and customer premises to manage the interface between the fibre and BT and customer equipment.

ECI is supporting the fibre to the premises trials by supplying optical network units for use at customer premises and optical line termination equipment at the exchange.

Supplier contracts

BT is today formally launching the procurement process to select long term suppliers for 21CN, which may not necessarily be those involved in the trials and early implementation stages. Contracts for the main rollout phases will be awarded following a formal competitive tendering process that will be concluded by the end of 2004.


Forward-looking statements - caution advised

Certain statements in this press release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: transformation of BT's networks and cost base; benefits to customers of the 21CN programme; anticipated capital spend on 21CN transformation and expected cash savings; timescales for delivery of 21CN; and delivery of instantly available broadband.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic and financial markets conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas; technological innovations; developments in the convergence of technologies; and the anticipated benefits and advantages of new technologies, products and services, including broadband, not being realised. BT undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

                 ---------------------------------------------


Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre



About BT

BT Group plc is the listed holding company for an integrated group of businesses providing voice and data services in the UK and overseas, particularly in Europe, but also in the Americas and the Asia Pacific region. British Telecommunications plc, a wholly-owned subsidiary of BT Group plc, holds virtually all businesses and assets of the BT group.

BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.

BT consists principally of three lines of business:

  - BT Retail, serving businesses and residential customers and including BT Openworld, one of the UK's leading ISPs.

  - BT Wholesale, providing network services and solutions within the UK, including ADSL, conveyance, transit, bulk delivery of private circuits, frame relay and ISDN connections.

  - BT Global Services, BT's managed services and solutions provider, serving multi-site organisations worldwide. Its core target market is the top 10,000 global multi-site organisations with European operations.


There are a number of other businesses within the BT group, including BT Exact, an internationally renowned centre of excellence in IT and networking technologies. It is also BT's technology and research and development business.

In the year ended 31 March 2004, BT's turnover was GBP18,519million with profit before goodwill amortisation, exceptional items and taxation of GBP2,016million.

For more information, visit www.bt.com

Enclosure 3.

                                                                    09 June 2004

BT Group plc

Annual Report and Form 20 - F 2004

Annual Review and summary financial statement 2004
Notice of Annual General Meeting
Proxy Forms

Copies of the above documents have been submitted to the UKLA, and are now available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: 020 7066 1000

Ends.

Enclosure 4.

Thursday, 10 June 2004

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 500,000 ordinary shares at a price of 187.00 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 54,451,225 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,580,177,813.

Enclosure 5.

                                   SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
BT Group plc

2) Name of Director
Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest. Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7) Number of shares/amount of stock acquired:
Purchase of 67 shares at 186p per share.

8) Percentage of issued class
n/a

9) Number of shares/amount of stock disposed n/a

10) Percentage of issued class
n/a

11) Class of security
Ordinary shares of 5p each

12) Price per share
186p

13)    Date of transaction
14 June 2004

14) Date Company informed
14 June 2004

15) Total holding following this notification
Paul Reynolds:
     1. 47,062 ordinary shares - personal holding;
     2. 156,687 shares under BT Group Deferred Bonus Plan;
     3  Options over 4,555 shares under BT Group Employee Sharesave Scheme;
     4. Options over 1,457,124 shares under BT Group Global Share Option Plan.

16) Total percentage holding of issued class following this notification n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant
n/a

18) Period during which or date on which exercisable n/a

19) Total amount paid (if any) for grant of the option n/a

20) Description of shares or debentures involved: class, number n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise n/a

22) Total number of shares or debentures over which options held following this notification n/a

23) Any additional information
The above named Director has a technical interest, as at 14 June 2004 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 156,976 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;

   - A technical interest, together with all employees of BT Group plc in 30,208,127 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

 24) Name of contact and telephone number for queries

John Challis, 020 7356 4086


25) Name of signature or authorised company official responsible for making this notification
John Challis

Date of Notification: 14 June 2004
End

Enclosure 6.

NR0449                                                             June 22, 2004

                BT LOOKS FOR REGULATION TO ENCOURAGE INVESTMENT

BT today encouraged Ofcom to develop a more targeted regulatory regime that can keep pace with technological change and so ensure the UK benefits from a vibrant telecommunications industry. Central to this regime would be a clear and focused regulation of bottlenecks and barriers to entry counterbalanced by an accompanying relaxation of regulation at the retail and other downstream levels.

BT's arguments are contained in its response to Ofcom's consultation on the Strategic Review, "Investment and innovation: a competitive advantage for the UK".

The paper says the sector has undergone a revolution in the last decade and argues that a new regime has to recognise those changes whilst looking ahead to future developments such as the convergence of fixed and mobile services and the emergence of new access technologies.

BT says a strong telecommunications sector is central to economic growth and that successful national economies of the 21st century will be those that embrace new technologies. The companies behind those technologies have to have confidence however that regulation will allow them to reap appropriate rewards from their investments.

A new approach is required to provide that confidence. Such an approach would move away from micro-regulation and would focus far more on bottlenecks and barriers to entry than on market share. It would also seek to encourage infrastructure investment instead of relying on mandated access to networks.

BT chief executive Ben Verwaayen said: "Ofcom's challenge is to develop a regulatory regime that can keep pace with technology, ensure continuing investment and encourage innovation. This would benefit consumers, businesses and the UK economy.

"Many markets are now extremely competitive and so there should be a relaxation of complex regulation particularly when new services are introduced and there are no barriers to entry. In return, BT accepts that there will need to be clear and focused regulation where genuine economic bottlenecks occur.

"Certainty is vital for those companies, like BT, who are looking to create the services of the future. These are exciting times but companies have to be confident that regulation will not eat into the rewards of their investment. This is of particular importance given the likely entry of powerful players from other sectors.

"Regulation has to reflect the realities of the market. Convergence is coming and consumers will soon make no distinction between fixed and mobile services for their voice calls, e-mails, text messages or use of the internet. Regulation of the fixed line market on its own is simply not relevant anymore."

BT is one of the UK's largest capital investors with its GBP3bn annual investment being more than double that for UK motorways and trunk roads. This investment has underpinned the UK's broadband success story and BT's plans for a 21st Century Network demonstrate the company's ambition to ensure the UK remains one of the most dynamic communications marketplaces in the world.

BT's full submission is available at http://www.btplc.com/responses.

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre

About BT

BT Group plc is the listed holding company for an integrated group of businesses providing voice and data services in the UK and overseas, particularly in Europe, but also in the Americas and the Asia Pacific region. British
Telecommunications plc, a wholly-owned subsidiary of BT Group plc, holds virtually all businesses and assets of the BT group.

BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.

BT consists principally of three lines of business:

   - BT Retail, serving businesses and residential customers and including BT Openworld, one of the UK's leading ISPs.


   - BT Wholesale, providing network services and solutions within the UK, including ADSL, conveyance, transit, bulk delivery of private circuits, frame relay and ISDN connections.


   - BT Global Services, BT's managed services and solutions provider, serving multi-site organisations worldwide. Its core target market is the top 10,000 global multi-site organisations with European operations.

There are a number of other businesses within the BT group, including BT Exact, an internationally renowned centre of excellence in IT and networking technologies. It is also BT's technology and research and development business.

In the year ended 31 March 2004, BT's turnover was GBP18,519million with profit before goodwill amortisation, exceptional items and taxation of GBP2,016million.

For more information, visit www.bt.com

Enclosure 7.

Tuesday, 22 June 2004


                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 4,200,000 ordinary shares at a price of 192.58 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 58,651,225 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,575,977,813.

Enclosure 8.

Wednesday, 23 June 2004

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 1,038 ordinary shares at a price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 58,650,187 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,575,978,851.

Enclosure 9.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Award of shares under the BT Group Deferred Bonus Plan
Award of shares under the BT Group Incentive Share Plan
Grant of an option under the BT Group Global Share Option Plan

7) Number of shares/amount of stock acquired:

76,342 ordinary shares under the BT Group Deferred Bonus Plan
137,877 ordinary shares under the BT Group Incentive Share Plan

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

193.42p

13) Date of transaction

24 June 2004

14) Date Company informed

24 June 2004

15) Total holding following this notification

a.  47,034 ordinary shares - personal holding;

b. 137,877 ordinary shares under the BT Group Incentive Share Plan-contingent award;

c.  233,029 ordinary shares under BT Group Deferred Bonus Plan;

d. An option over 4,555 ordinary shares under the BT Group Employee Sharesave Scheme;

e.  Options over 1,769,624 ordinary shares under BT Group Global Share Option
    Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

24 June 2004

18) Period during which or date on which exercisable

24 June 2007 - 23 June 2014 subject to corporate performance measure

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

Options over 312,500 ordinary shares of 5p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

192p

22) Total number of shares or debentures over which options held following this notification

Options over 1,769,624 ordinary shares under BT Group Global Share Option Plan Options over 4,555 ordinary shares under the BT Group Employee Sharesave Scheme

23) Any additional information

The above named Director has technical interests, as at 25 June 2004 under
Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 30,208,127 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;


- A technical interest, together with all employees of BT Group plc, in 156,976 ordinary shares held in the name of Halifax Corporate Trustees Limited as Trustee for BT Group Employee Share Investment Plan.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 5152

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 25 June 2004

End

Enclosure 10.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Andy Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Award of shares under the BT Group Deferred Bonus Plan

Award of shares under the BT Group Incentive Share Plan

Grant of an option under the BT Group Global Share Option Plan

7) Number of shares/amount of stock acquired:

86,939 ordinary shares under the BT Group Deferred Bonus Plan
146,494 ordinary shares under the BT Group Incentive Share Plan

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

193.42p

13) Date of transaction

24 June 2004

14) Date Company informed

24 June 2004

15) Total holding following this notification

a.  92,351 ordinary shares - personal holding;

b.  146,494 ordinary shares under the BT Group Incentive Share
    Plan - contingent award;

c.  266,396 ordinary shares under BT Group Deferred Bonus Plan;

d. An option over 2,905 ordinary shares under the BT Group Employee Sharesave Scheme;

e.  Options over 1,880,230 ordinary shares under BT Group Global Share Option
    Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

24 June 2004

18) Period during which or date on which exercisable

24 June 2007 - 23 June 2014 subject to corporate performance measure

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

Options over 332,032 ordinary shares of 5p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

192p

22) Total number of shares or debentures over which options held following this notification

Options over 1,880,230 ordinary shares under BT Group Global Share Option Plan Options over 2,905 ordinary shares under the BT Group Employee Sharesave Scheme

23) Any additional information

The above named Director has technical interests, as at 25 June 2004 under
Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 30,208,127 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

- A technical interest, together with all employees of BT Group plc, in 156,976 ordinary shares held in the name of Halifax Corporate Trustees Limited as Trustee for BT Group Employee Share Investment Plan.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 5152

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 25 June 2004

End

Enclosure 11.
                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Pierre Danon

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Award of shares under the BT Group Deferred Bonus Plan
Award of shares under the BT Group Incentive Share Plan
Grant of an option under the BT Group Global Share Option Plan

7) Number of shares/amount of stock acquired:

66,970 ordinary shares under the BT Group Deferred Bonus Plan
155,111 ordinary shares under the BT Group Incentive Share Plan

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

193.42p

13) Date of transaction

24 June 2004

14) Date Company informed

24 June 2004

15) Total holding following this notification

a.  93,508 ordinary shares - personal holding;

b. 155,111 ordinary shares under the BT Group Incentive Share Plan-contingent award;

c.  257,241 ordinary shares under BT Group Deferred Bonus Plan;

d.  Options over 1,990,835 ordinary shares under BT Group Global Share Option
    Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

24 June 2004

18) Period during which or date on which exercisable

24 June 2007 - 23 June 2014 subject to corporate performance measure

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

Options over 351,563 ordinary shares of 5p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

192p

22) Total number of shares or debentures over which options held following this notification

Options over 1,990,835 ordinary shares under BT Group Global Share Option Plan

23) Any additional information

The above named Director has technical interests, as at 25 June 2004 under
Section 13 of the Companies Act as follows:


- A technical interest, together with all employees of BT Group plc in 30,208,127 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

- A technical interest, together with all employees of BT Group plc, in 156,976 ordinary shares held in the name of Halifax Corporate Trustees Limited as Trustee for BT Group Employee Share Investment Plan.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 5152

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 25 June 2004

End

Enclosure 12.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Ian Livingston

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary


Award of shares under the BT Group Deferred Bonus Plan

Award of shares under the BT Group Incentive Share Plan

Grant of an option under the BT Group Global Share Option Plan

7) Number of shares/amount of stock acquired:

83,961 ordinary shares under the BT Group Deferred Bonus Plan

155,111 ordinary shares under the BT Group Incentive Share Plan

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

193.42p

13) Date of transaction

24 June 2004

14) Date Company informed

24 June 2004

15) Total holding following this notification

a.  312,938 ordinary shares - personal holding;

b.  155,111 ordinary shares under the BT Group Incentive Share
    Plan - contingent award;

c.  172,049 ordinary shares under BT Group Deferred Bonus
    Plan;

d.  293,023 ordinary shares under the BT Group Retention Share
    Plan;

e.  Option over 7,290 ordinary shares under the BT Group
    Employee Sharesave Scheme;

f.  Options over 1,990,835 ordinary shares under BT Group
    Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

24 June 2004

18) Period during which or date on which exercisable

24 June 2007 - 23 June 2014 subject to corporate performance measure

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

Options over 351,563 ordinary shares of 5p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

192p

22) Total number of shares or debentures over which options held following this notification

Options over 1,990,835 ordinary shares under BT Group Global Share Option Plan; Option over 7,290 ordinary shares under the BT Group Employee Sharesave Scheme.

23) Any additional information

The above named Director has technical interests, as at 25 June 2004 under
Section 13 of the Companies Act as follows:

    A technical interest, together with all employees of BT Group plc in 30,208,127 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

    A technical interest, together with all employees of BT Group plc, in 156,976 ordinary shares held in the name of Halifax Corporate Trustees Limited as Trustee for BT Group Employee Share Investment Plan.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 5152

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 25 June 2004

End

Enclosure 13.


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2)  Name of Director

Ben Verwaayen

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Award of shares under the BT Group Deferred Bonus Plan

Award of shares under the BT Group Incentive Share Plan

Grant of an option under the BT Group Global Share Option Plan

7) Number of shares/amount of stock acquired:

222,030 ordinary shares under the BT Group Deferred Bonus Plan

241,284 ordinary shares under the BT Group Incentive Share Plan

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

193.42p

13)  Date of transaction

24 June 2004

14) Date Company informed

24 June 2004

15) Total holding following this notification

a.      387,876 ordinary shares - personal holding;

b. 241,284 ordinary shares under the BT Group Incentive Share Plan - contingent award;

c.      745,451 ordinary shares under BT Group Deferred Bonus
        Plan;

d.      832,869 ordinary shares under BT Group Retention Share
        Plan

e.      Options over 4,217,958 ordinary shares under BT Group
        Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

24 June 2004

18) Period during which or date on which exercisable

24 June 2007 - 23 June 2014 subject to corporate performance measure

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

Options over 546,875 ordinary shares of 5p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

192p

22) Total number of shares or debentures over which options held following this notification

Options over 4,217,958 ordinary shares under BT Group Global Share Option Plan

23) Any additional information

The above named Director has technical interests, as at 25 June 2004 under
Section 13 of the Companies Act as follows:
       A technical interest, together with all employees of BT Group plc in 30,208,127 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

       A technical interest, together with all employees of BT Group plc, in 156,976 ordinary shares held in the name of Halifax Corporate Trustees Limited as Trustee for BT Group Employee Share Investment Plan.


24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 5152


25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 25 June 2004


End

Enclosure 14.


Friday, 25 June 2004
                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 2,000,000 ordinary shares at a price of 192.44 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 60,650,187 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,573,978,851.

Enclosure 15.


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Andy Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director in 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Grant of an option under the BT Group Employee Sharesave Scheme (details below) Lapse of an option under the BT Group Employee Sharesave Scheme over 2,905 shares

7) Number of shares/amount of stock acquired:

n/a

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13) Date of transaction

25 June 2004

14) Date Company informed

25 June 2004

15) Total holding following this notification

a.  92,351 ordinary shares - personal holding;

b.  146,494 ordinary shares under the BT Group Incentive Share
    Plan - contingent award;

c.  266,396 ordinary shares under BT Group Deferred Bonus
    Plan;

d.  An option over 5,712 ordinary shares under the BT Group
    Employee Sharesave Scheme;

e.  Options over 1,880,230 ordinary shares under BT Group
    Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

25 June 2004

18) Period during which or date on which exercisable

14 August 2007 to 13 February 2008

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

Options over 5,712 ordinary shares of 5p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

165p

22) Total number of shares or debentures over which options held following this notification

Options over 1,880,230 ordinary shares under BT Group Global Share Option Plan

Options over 5,712 ordinary shares under the BT Group Employee Sharesave Scheme

23) Any additional information

The above named Director has technical interests, as at 25 June 2004 under
Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 30,208,127 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

- A technical interest, together with all employees of BT Group plc, in 156,976 ordinary shares held in the name of Halifax Corporate Trustees Limited as Trustee for BT Group Employee Share Investment Plan.

The option granted under the BT Group Employee Sharesave Scheme on 24 June 2002 over 2,905 shares lapsed on 25 June 2004.

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 28 June 2004

End

Enclosure 16.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Pierre Danon

Andy Green

Paul Reynolds


3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors

7) Number of shares/amount of stock acquired:

See para 23 below

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13) Date of transaction

28 June 2004

14) Date Company informed

28 June 2004

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

No change

23) Any additional information

a) Recovery of 3,904 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.

b) Adjustment to number of unallocated shares held by the Trustees following a reconciliation of the register of participants in the Plan. The number of unallocated shares has been reduced by 40,282 shares from 160,880 shares (including the recovery above) to 120,598 shares.

Following the changes detailed above, the above named Directors have technical interests, as at 29 June 2004 under Schedule 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 120,598 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;

- A technical interest, together with all employees of BT Group plc in 30,208,127 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification
John Challis

Date of Notification: 29 June 2004

End

Enclosure 17.


News release - BT Group plc

June,30 2004

   BT LAUNCHES BEST EVER VALUE BROADBAND WITH PRICE CUTS OF UP TO 25 PER CENT

BT is to slash the rental prices for its family of consumer broadband products by up to a massive 25 per cent.
The price reductions, available to both new and existing broadband customers, will be effective from 1st July 2004.
The prices for the Broadband from BT family of products will now be as follows:

   - BT Broadband (512k) - down from GBP27 per month to GBP24.99
   - BT Yahoo! Broadband 512k - down from GBP29.99 per month to GBP26.99
   - BT Yahoo! Broadband 1Mb - down from GBP40.99 per month to GBP29.99,
   - BT Broadband Basic (512k), remains at GBP19.99 per month, now with free modem and connection.

All products will continue to offer free connection and modem when purchased online.*

Until now, lighter users of broadband have been paying the same price as a small minority of exceptionally high users. To resolve this, BT will be introducing fair usage allowances, enabling us to offer our customers lower monthly prices.

The new monthly allowances have been set at levels significantly higher than the usage of the overwhelming majority of broadband customers. For example, the 512k services, featuring a 15GB allowance, will still enable customers to do all of the following each month:

   - Surf the internet for 15 hours every day,
   - Send / receive 250 JPEG pictures via e-mail per week,
   - Download 250 music tracks and three hours of video clips per week,
   - Listen to online radio for fifteen hours every day,
   - Send / receive 3000 emails** per week.

With the exception of BT Broadband Basic, the limits will only be advisory until Jan 2005.
Duncan Ingram, MD of BTOpenworld, said: "Today's announcement gives customers the best ever value broadband from a name you can trust.
"What makes BT's Broadband Family different from the competition is the unique combination of speed, choice, content, and service: speed, in that all our products offer full broadband (512k and above). With 1Mb now extremely affordable and GBP39.00 a year cheaper that NTL, we have one of the best priced 1Mb products in the market; choice, in that we have a full range of products to meet different customer needs; content, with evolving applications and content supplied by our world leading partner Yahoo!

And service, with the reassuring back up of BT's extensive service organisation. "Today's price cuts and yesterday's announcement to extend broadband coverage to
99.6 % of the UK by August 2005, shows BT's commitment to bring broadband to as wide an audience as possible. Our new pricing packages bring broadband technology within reach of even more UK consumers, helping us play our part in making Broadband Britain a reality."

"And with over 1 million Retail Broadband customers already, BT is fast becoming 'The Broadband of Choice' in the UK".

Notes to Editors
:
Product                 Connection   Modem      Monthly Rental        Usage

BT Broadband Basic      Free         Free                    GBP19.99   1GB
BT Broadband            Free         Free                    GBP24.99   15GB
BT Yahoo! Broadband     Free         Free                    GBP26.99   15GB
BT Broadband 1Mb           -          -                      GBP28.99   30GB
BT Yahoo! Broadband 1Mb Free         Free                    GBP29.99   30GB


* Customers ordering offline pay GBP25.00 for the modem

** emails with no attachments

BT Group plc is the listed holding company for an integrated group of businesses providing voice and data services in the UK and overseas, particularly in Europe, but also in the Americas and the Asia Pacific region. British Telecommunications plc, a wholly-owned subsidiary of BT Group plc, holds virtually all businesses and assets of the BT group.

BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.

BT consists principally of three lines of business:

" BT Retail, serving businesses and residential customers and including BT Openworld, one of the UK's leading ISPs.

" BT Wholesale, providing network services and solutions within the UK, including ADSL, conveyance, transit, bulk delivery of private circuits, frame relay and ISDN connections.

" BT Global Services, BT's managed services and solutions provider, serving multi-site organisations worldwide. Its core target market is the top
 10,000 global multi-site organisations with European operations.


There are a number of other businesses within the BT group, including BT Exact, an internationally renowned centre of excellence in IT and networking technologies. It is also BT's technology and research and development business.

In the year ended 31 March 2004, BT's turnover was GBP18,519million with profit before goodwill amortisation, exceptional items and taxation of GBP2,016million.

For more information, visit www.bt.com

Enclosure 18.

NR0454 June 30, 2004

                  BT CONFIRMS TIMETABLE FOR BROADBAND ROLL OUT

BT today provided clarity for more than a thousand communities across the UK by setting dates for when they will have access to broadband. The move follows an earlier announcement that BT would be rolling out broadband so that 99.6 per cent of UK households are connected to broadband exchanges by August 2005.
The roll out is the latest stage of an ongoing investment by BT that has already seen more than one billion pounds spent on its UK broadband network. It will lead to almost one million more households being connected to broadband exchanges and it will require 5,500 kilometres of new cable to be laid across the country.

BT's investment will ensure the UK remains ahead of its major international competitors. A recent report by the Organisation for Economic Co-operation and Development (OECD) identified the UK as having plans that will ensure the country has the best DSL broadband availability within the G7 group of countries.

BT's roll out programme will speed up the national deployment of broadband bringing it to more communities in a shorter time than would otherwise have been possible. By adopting a systematic approach, BT has been able to combine a faster roll out of broadband with the most efficient engineering solution. The systematic roll out has also enabled BT to bring forward the enablement of 59 additional exchanges that had hit their triggers before the closure of the registration scheme.

Alison Ritchie, BT chief broadband officer, said today: "Today's news provides clarity for more than a thousand communities across the UK. People have been keen to know when they will have access to broadband and this clarity from BT will allow them to plan ahead with confidence.

"Whilst this move will ensure the UK leads the G7 in broadband availability, more has to be done in terms of driving take up. It is particularly important for the UK that businesses adopt and embrace broadband.

"BT is working hard to transform the market from narrowband to broadband and to ensure that every part of the UK can benefit from the broadband revolution". Today's timetable will see broadband delivered to every remaining exchange except for the very smallest which between them account for fewer than 100,000 premises across the UK.

Alison Ritchie added: "BT is not forgetting these small numbers of communities who are still to be told when they will receive broadband. These communities are served by the very smallest exchanges and BT is working hard to find solutions for them. These solutions depend on the support of external partners and so BT will continue to seek to work in partnership with public sector and other organisations. Possible solutions include wireless and satellite broadband as well as BT's Exchange Activate product."

BT also announced that the initial results from trials to extend the reach of broadband beyond its current limit (roughly 6km) were looking very promising. BT is confident it will find a way over the summer to extend the reach of broadband ADSL services to over a million more homes and businesses throughout the UK.
The full timetable can be accessed at www.bt.com/broadband.

Inquiries about this news release should be made to the BT Group Newsroom on its
 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre

Notes to Editors

BT has upgraded its systems so that people can order broadband from a service provider immediately rather than having to wait for their exchange to be upgraded before placing their order. This will ensure that people have access as soon as possible.

About BT

BT Group plc is the listed holding company for an integrated group of businesses providing voice and data services in the UK and overseas, particularly in Europe, but also in the Americas and the Asia Pacific region. British Telecommunications plc, a wholly-owned subsidiary of BT Group plc, holds virtually all businesses and assets of the BT group.

BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.

BT consists principally of three lines of business:

- BT Retail, serving businesses and residential customers and including BT Openworld, one of the UK's leading ISPs.

- BT Wholesale, providing network services and solutions within the UK, including ADSL, conveyance, transit, bulk delivery of private circuits, frame relay and ISDN connections.

- BT Global Services, BT's managed services and solutions provider, serving multi-site organisations worldwide. Its core target market is the top 10,000 global multi-site organisations with European operations.

There are a number of other businesses within the BT group, including BT Exact, an internationally renowned centre of excellence in IT and networking technologies. It is also BT's technology and research and development business.

In the year ended 31 March 2004, BT's turnover was GBP18,519million with profit before goodwill amortisation, exceptional items and taxation of GBP2,016million.

For more information, visit www.bt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 01 July 2004